Exhibit 12

CELANESE HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Six Months Ended September 30, 2004	Three Months Ended March 31, 2004
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	86	11	276	(84)	72
Less:
Equity in net earnings of affiliates	(21)	(17)	(48)	(35)	(12)
Plus:
Income distributions from equity investments	14	15	60	21	15
Amortization of capitalized interest	—	2	3	4	2
Total fixed charges	72	65	301	196	16
Total earnings as defined before combined fixed charges	151	76	592	102	93
Fixed charges:
Interest expense	62	57	261	181	6
Capitalized interest	—	1	3	2	3
Estimated interest portion of rent expense	5	7	17	13	7
Guaranteed payment to minority shareholders	5	—	20	—	—
Total combined fixed charges	72	65	301	196	16
Ratio of earnings to combined fixed charges(1)	2.1	1.2	2.0	0.5	5.8

(1)	Earnings were insufficient to cover combined fixed charges by $94 million for the six months ended September 30, 2004.